Exhibit 1.01 Conflict Minerals Report
Introduction
This report has been prepared by the management of Kulicke and Soffa Industries, Inc. (the “Company,” “we,” “us” or “K&S”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD thereunder (collectively, the “Rule”) for the calendar year ended December 31, 2022.
A. Company Overview
Founded in 1951, we specialize in developing cutting-edge semiconductor and electronics assembly solutions enabling a smarter and more sustainable future. Our ever-growing range of products and services supports growth and facilitates technology transitions across large-scale markets, such as advanced display, automotive, communications, compute, consumer, data storage, energy storage and industrial.
We design, manufacture and sell capital equipment, consumables and services used to assemble semiconductor and electronic devices, such as integrated circuits, powered discrete, light-emitting diode (“LEDs”), advanced displays and sensors. We also service, maintain, repair and upgrade our equipment and sell consumable aftermarket solutions and services for our and our peer companies’ equipment. Our customers primarily consist of semiconductor device manufacturers, integrated device manufacturers (“IDMs”), outsourced semiconductor assembly and test providers (“OSATs”), other electronics manufacturers and automotive electronics suppliers.
Our goal is to be the technology leader and the most competitive supplier in terms of cost and performance in each of our major product lines. Accordingly, we invest in research and engineering projects intended to enhance our position as a leader in semiconductor assembly technology. We also remain focused on our cost structure through continuous improvement and optimization of operations. Cost reduction efforts are an important part of our normal ongoing operations and are intended to generate savings without compromising overall product quality and service.
The Company operates two reportable segments consisting of Capital Equipment and Aftermarket Products and Services (“APS”).
Capital Equipment Segment
Our Capital Equipment segment engages in the manufacture and sale of ball bonders, wafer level bonders, wedge bonders, advanced packaging tools, mini and micro LED transfer solutions, hybrid and electronic assembly solutions to semiconductor device manufacturers, IDMs, foundries, OSATs, display manufacturers, other electronics manufacturers and automotive electronics suppliers.
From our due diligence analysis described in Section D, we believe that the electronic components and circuit parts in our equipment may contain tin, tantalum, tungsten and gold (collectively, “3TG”).
APS Segment
Our APS segment engages in the manufacture and sale of a variety of tools for a broad range of semiconductor packaging applications, spare parts, equipment repair, maintenance and servicing, training services, refurbishment and upgrades for our equipment.
Suppliers
Substantially all of our manufacturing operations are located in countries other than the U.S. We manufacture our ball bonders, wedge bonders, advanced packaging and wafer level bonders in Singapore, our advanced packaging, electronics assembly, mini and micro LED products in the Netherlands, capillaries and blades and some wedge bonder consumables in China and our capillary blanks in Israel and China.
We depend on our suppliers, including sole source suppliers, for critical raw materials, components and sub-assemblies. Our products are complex and require raw materials, components and sub-assemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and sub-assemblies.
Some of our suppliers may in turn rely on their ultimate or sub-suppliers for some of these concerned raw materials, components and sub-supply to us.

Conflict Minerals Disclosure

The products covered in this report were either manufactured by Kulicke and Soffa Industries, Inc. (“K&S” or the “Company”) or contracted by the Company to be manufactured. These products may contain conflict minerals necessary to their functionality or production.
The Company focused its due diligence process on equipment and the corresponding spares that were sold during the year ended December 31, 2022 (“Covered Products”). There are certain legacy spare parts pertaining to discontinued equipment products that constitute an insignificant portion of the Company’s total sales. These have been excluded in this report as these are discontinued products and the proportion of sale of such spares will further decline in the coming years. Products and prototypes which were manufactured but not sold during the year ended December 31, 2022 are also excluded in this report.
The Company has conducted in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals1 originated from the Democratic Republic of Congo (the “DRC”) or an adjoining country or are from recycled or scrapped sources.
The Company also undertook due diligence on the source and chain of custody of necessary conflict minerals contained in its Covered Products. Its due diligence approach was designed to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements (“OECD Guidance”).
1 Conflict minerals are those minerals regulated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). They include columbite-tantalite, also known as coltan (and its derivative tantalum); cassiterite (and its derivative tin); wolframite (and its derivative tungsten); and gold.

Our efforts to detect and analyze the presence of 3TG
Generally, for each of the principal products manufactured in the Company’s Capital Equipment and APS business segments, our engineering team analyzes each part of our Bill of Materials (“BOM”) for the presence of 3TG. The drawing and data sheet and material composition are also examined. If a part does not contain 3TG, there will be no further action taken and the Company’s database will be updated. The following is a flow chart illustrating the approach taken by the Engineering team:
Each part will be examined for its material, finishing and detection of 3TG and thereinafter listed in a file as per the below example:
The file contains a listing of each item by part number, a description of the part, the materials contained in the part, the finishing of the part, a column for each 3TG item, and a course of action. Under the “Action” column, a “Yes” will be indicated if the part contains 3TG or was undeterminable at the point of initial examination, and a “No” will be indicated if the part does not contain 3TG. If the part contains 3TG or 3TG is undeterminable at the point of initial examination, the part will be referred to the Supply Chain department for follow-up, including the identification of the relevant supplier of the part.
For certain subsidiaries, we will issue the Responsible Business Alliance/Global e-Sustainability Initiative Conflict Minerals Reporting Template (“CMRT”) to the top 98% of the suppliers in terms of total purchases. Suppliers will be expected to complete the CMRT in a timely manner and provide the necessary information to help the Company determine, detect and analyze the presence of 3TG.
Our efforts to determine the country of origin
Generally, our supply chain function will link up and liaise with the purchasing function to identify the supplier of the material, component or sub assembly. To the extent a part contains 3TG or is undeterminable, CMRTs will be issued to our direct suppliers (“Tier-1 suppliers”) to verify the presence of, or establish the source of the 3TG. Each CMRT included questions regarding the supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters that the supplier and its suppliers use. In addition, the template contained questions about the origin of conflict minerals included in their products, as well as the suppliers’ due diligence.
Through its supply chain function, the Company will issue a conflict minerals document package to its Tier-1 suppliers. Each package will typically contain the following:
•A cover letter and notification to suppliers that K&S is subject to Section 1502 of the Dodd-Frank Act, and that their cooperation would be required to ensure conformance.
•K&S Conflict Minerals Policy
•K&S training resources on Conflict Minerals
•CMRT

Upon receipt of the above package, the suppliers are expected to respond as follows:
•Acknowledge the receipt of the request
•Review and understand K&S’ Conflict Minerals Policy and K&S’ requirements relating to Conflict Minerals
•Perform due diligence on their supply chains to identify the smelter sources
•Solicit responses and input from its sub-suppliers responses and integrate them into a consolidated report back to K&S, within a requested time frame
•Submit the completed and signed CMRT to K&S, within a requested time frame
A tracking system has been in place since 2012 to monitor the state of our supplier’s responses and their due diligence status. The responses received from our suppliers are reviewed internally by the Company, and suppliers reporting 3TG items being purchased from the DRC or its adjoining countries are flagged and a risk mitigation strategy will be developed for those suppliers.
The Company also organizes supplier outreach events such as “Supplier Day” from time to time for most of its Tier-1 suppliers to, among other things, reiterate the requirements surrounding Conflict Minerals and broad training on K&S’ Conflict Minerals Policy.
We rely on our Tier-1 suppliers to provide information on the origin of the 3TG contained in the materials, components and sub-assemblies supplied to us - including the sources of 3TG that are supplied to our Tier-1 suppliers by their sub-suppliers. Our suppliers are required to sign, stamp and acknowledge acceptance of K&S’s supplier code of business conduct and ethics which reaffirms their commitment to provide full cooperation and support for K&S’ Conflicts Minerals policy and its associated compliance program.
We continuously review our contracts with suppliers (whether during the drafting of new contracts or during contract renewals) to ensure that the appropriate provisions on conflict minerals and its associated compliance requirements have been set out clearly and expressly agreed by our suppliers.

B. Conflict Minerals Compliance Plan

Conflict Minerals Policy
As part of our Conflict Minerals Policy, we undertake the following:
•Based on the guidance set forth in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance, we conduct inquiries into our suppliers and encourage our suppliers to conduct similar inquiries into its sub-suppliers.
•Ensure that our suppliers confirm that the 3TG in our supply chain are DRC conflict-free, so as to put us in a position to reasonably make such onwards representation to our customers
•Making available reports on our progress on conflict minerals compliance to relevant stakeholders and the general public.
A copy of our Conflict Minerals Policy is publicly available on our website at https://www.kns.com/KnS/assets/Other-Publications/Policies/QEHS-CM_Policies_JUL2019.pdf. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.
For additional information about our commitment to responsible sourcing, see K&S 2022 Sustainability Report at https://www.kns.com/KnS/assets/Other-Publications/Reports/Sustainability_Report_2022.pdf.
Conflict Minerals Framework and Action Plan
We have adopted the following framework in working towards our Conflict Minerals compliance as set forth in the OECD Guidance.
We undertake the following approach in assessing our Conflicts Minerals compliance:

Establish strong management systems
Step 1
• Establish Conflict Mineral Policy
• Form a team to implement policy and oversee due diligence
• Establish systems and processes to engage tier-1 suppliers
Identify & access risks in supply chain
Step 2
• Identify Tier-1 suppliers with 3TG conflict minerals in their products
• Request information on smelters / refiners using standard due diligence tools
Design & Implement a risk strategy
Step 3
• Report supply chain risk assessment
• Build supply chain information capability to improve performance
• Adopt a risk management plan and track supplier performance
Carry out independent 3rd-party audits
Step 4
• Support development of third party audits of smelters / refiners
• Audit process for due diligences in preparation for SEC reporting
Report annually on Supply Chain due diligence
Step 5
• Document and communicate the company's due diligence
• Report on risk assessment and mitigation
• Respond to customer requests

We also institute a multi-disciplinary Conflict Minerals team to implement our Conflict Minerals compliance process, as below:
For certain subsidiaries, we sent the CMRT to the top 98% of the suppliers in terms of total purchases. Suppliers will be expected to complete the CMRT in a timely manner and provide the necessary information to help the Company determine detect and analyze the presence of 3TG.

C. Conflict Minerals Team
In early 2013, in pursuit of achieving Conflict Minerals compliance, we formed a Conflict Minerals Committee (the “Committee”). The Committee consists of employees from the Engineering, Supply Chain, Quality, IT, Legal and Finance functions. The goal of the Committee is to oversee the work required to ensure K&S remains in conformance with the requirements under Section 1502 of the Dodd-Frank Act. Employees from the supply chain and engineering functions from different locations where the Company operates are assigned to support the due diligence process in identifying if 3TG were present in the Company’s material purchases for the assembly of its products. The Committee regularly reviews and refines the due diligence progress to ensure continued conformance with the appropriate Conflict Minerals legislation and adopt other common best practices. The Committee appointed a multi-disciplinary due diligence team with the following responsibilities:
Engineering
•Analyze K&S’ bill of materials and identify the parts, components, sub-assemblies and/or products that contain 3TG
•Establish guidelines and controls to ensure continued selection of conflict-free smelters for new and existing products
Supply Chain
•Identify K&S’ Tier-1 suppliers
•Communicate with, educate and request information from Tier-1 suppliers and track information down to its sub-suppliers, supply chain and smelter sources
•Review responses provided by Tier-1 suppliers, report on identified “red flags” and develop relevant remediation measures and/or risk mitigation strategy
•Track and report supplier progress on its 3TG due diligence

Quality
•Establish systems and processes to ensure that due diligence on conflict minerals remain comprehensive and appropriate
•Support third-party due diligence and independent private sector audits in preparation of SEC reporting, if any
•Respond to customer requests and inquiries on conflict minerals
•Coordinate internal conflict mineral programs (e.g., CM workshops) and audits of suppliers in collaboration with Supply Chain
IT
•Provide infrastructure and system support for data collection and organizational tools to assist in the due diligence process
•Enhance IT requirements including automation for future years
Legal
•Interpret regulations, assist in the development of policies and processes based on OECD Guidance
•Review contracts with suppliers
•Track material developments on Conflict Minerals compliance and report such findings to the Committee
•Support with the review of Form SD and the Conflict Minerals Report (“CMR”)
Finance
•Document and communicate K&S Conflict Minerals Policy on the K&S website
•Coordinate third-party due diligence audits on the CMR, if any
•Prepare Form SD and the CMR
•File Form SD and the CMR with the SEC

D. Due Diligence Process
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, to the framework in the OECD Guidance and related supplements for 3TG.
1. Establish company management system
We have established a management system for Conflict Minerals. Our management system includes the Committee, sponsored by our President and Chief Executive Officer, as well as executive-level representatives and a multi-disciplinary team of subject matter experts from relevant functions such as:
•Engineering
•Supply Chain
•Quality
•IT
•Legal
•Finance
This team is responsible for implementing our Conflict Minerals compliance strategy and is led by our VP, Equipment Manufacturing Operations and Quality, who acts as the executive Conflict Minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis. The Conflict Minerals team remains abreast of developments concerning Conflict Minerals by way of regular participation in industry events (such as roundtable discussions and webinars) and interaction with industrial peers.
Control systems
Control systems include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for all our employees.
Our suppliers are required to sign, stamp and acknowledge acceptance of K&S’ supplier code of business conduct and ethics to reaffirm their commitment to provide full cooperation and support in K&S’ implementation of its Conflict Minerals Policy and compliance program. Our supplier contracts include a requirement for our suppliers to submit their declaration per the CMRT.

Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, as described above, we continue to strengthen our engagement with suppliers, encouraging them to further engage with their sub-suppliers with the intentions of ultimately identifying smelter sources. We also conduct regular trainings and dialogue sessions with our Tier-1 suppliers.
Feedback from this engagement has allowed us to understand the current stage of our supplier’s compliance, identify potential gaps, suggest refinements, and determine future remediation actions where necessary.
K&S conducts Conflict Minerals program audits regularly at identified key or red flagged 3TG suppliers to access their process and confirm that a management system is in place to provide complete and accurate CMRT information when requested.
Violation of CM Policy
Employees and suppliers can report any violations of K&S policies through K&S’ whistleblower procedure. To date, we have not encountered any person that, to our knowledge, is in violation of our policy.
Maintain records
We have adopted a policy to retain relevant documentation in line with our quality management systems. K&S is ISO 9001:2015 Quality Management System certified. One of the requirements is control of records which defines the controls needed for the identification, storage, protection, retrieval, retention and disposition of records.
2. Identify and assess risk in the supply chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to exhaustively identify all aspects of the sub-suppliers to our suppliers.
Our Supply Chain team identified 186 Tier-1 suppliers to which we sent the CMRT. We rely on our suppliers, whose components may contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our Tier-1 suppliers are expected to undertake similar due diligence and conduct relevant queries against their sub-suppliers, ultimate or upstream suppliers.
The conflict minerals team reviewed and verified the completed CMRTs and associated declarations and records from suppliers for completeness. The information received is regularly updated into K&S’ Conflict Minerals database. We also sought the services of a third-party vendor to engage our suppliers, assist with the necessary follow-ups and support with the consolidation of responses.
The following outlines our review and update process, based on the information received from our suppliers:

The Conflict Minerals team regularly assesses risks and determines potential mitigation measures to needed address any non-compliance found in the reported information from suppliers for Conflict Minerals.

3. Design and implement a strategy to respond to identified risks
K&S has an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.
As part of our risk management plan, and to ensure that our suppliers understand our expectations, we have a website (http://www.kns.com/Supplier-Portal) with relevant information, K&S’ training resources and K&S’ supplier standards and requirements. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.
As described in our Conflict Minerals Policy, in order to fulfill our Conflict Mineral reporting obligations, we will not work with any suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country. We will also conduct additional inquiries if we have reason to believe that our supplier’s representations to the CMRT may be inaccurate, also taking into account any other warning signs or other circumstances indicating that the conflict minerals it uses may have originated in the covered countries. We also attempt to establish an alternative source of 3TG in cases where the sources may be potentially supporting such conflict, as provided in the OECD Guidance.
4. Carry out independent third-party audit of smelter/refinery due diligence practices
We do not typically have a direct relationship with smelters and refiners of 3TG and do not perform or direct audits of these establishments within our supply chain. We rely on lists published by the Relevant Organizations (as defined and listed below) to evaluate the Conflict-Free Source of Origin (“CFS”) status of the smelters identified by the Tier-1 suppliers (“Surveyed Suppliers”).
5. Report annually on supply chain due diligence
In lieu of auditing the CM process, and in our efforts to follow the OECD Guidance, we determined that requesting supplier information on smelters and refiners using the CMRT template, and reviewing the responses received, represents the most reasonable effort to determine the mine or country of origin. Our annual CMR will be posted as part of our SEC filings and on our website.
Determination
As of the cut-off date of March 31, 2023, we have received responses from approximately 98% of our Surveyed Suppliers and reviewed their responses against our pre-determined criteria in order to ascertain whether further engagement and/or follow-up will be required. We will typically follow-up if a response is incomplete or if there are known inconsistencies or discrepancies.
Responses included the names of about 385 entities listed by our suppliers as smelters or refiners. On average, our suppliers have completed about 82% of their 3TG smelter identification.
K&S checked the smelters identified by the Surveyed Suppliers against the lists published by the below organizations as CFS status (collectively, the “Relevant Organizations”):
Responsible Minerals Initiative (RMI)
Responsible Jewellery Council (RJC)
London Bullion Market Association (LBMA)
Dubai Multi Commodity Centre (DMCC)
As defined by the above Relevant Organizations, “Compliant” smelters include smelters that have undergone a third party audit for having systems in place to assure sourcing of only DRC conflict free materials and are therefore identified as CFS status. “Compliant” smelters also include smelters that are only using recycled or scrap sources and smelters with sources not from the DRC. “Active” smelters are those who are in the process of being audited, or have committed to begin the audit process.

The below table summarizes certain information pertaining to smelters identified by the Surveyed Suppliers as of March 31, 2023:

Total number of smelters identified by Surveyed Suppliers	385
Number of “Compliant” smelters	286
Number of “Active” smelters	9
Number for which further information is needed to determine status and location (“Unclassified” smelters)	89
Number of “Unclassified” smelters currently reported as located in the DRC	0	*
*As part of the risk mitigation strategy, K&S will verify the source of the smelters reported to be located in the DRC and will alert the affected suppliers on the available options if any smelter is found to be sourcing from the DRC. These options include:
•Supplier switching to an available alternative source;
•If alternative source is not available, supplier to work towards qualifying an alternative source; or
•Supplier to work with Smelter to be “Compliant”.

E. Further Risk Mitigation Efforts Towards Conflict Minerals Compliance
We intend to continue to take the following steps with respect to our due diligence process to further mitigate any risk that any Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:
a.Continue to identify suppliers whose supplies contain 3TG for all new product segments and launches;
b.Continue to include Conflict Minerals flow-down clauses in new or renewed supplier contracts;
c.Continue to engage with suppliers frequently and direct them to training resources to increase response rate and improve compliance to the Rule;
d.Continue to encourage suppliers to move their sourcing of 3TG to smelters on the Conflict Free Smelter List;
e.Continue to encourage our direct suppliers to purchase materials from smelters listed in the Conflict Free Smelter List; and
f.After providing the opportunity to change, we will disengage from those of our suppliers found to be persisting in supplying us with 3TG from sources that support conflict in the DRC or any adjoining country, by establishing an alternative source of 3TG.
We continue to work with OECD, Supply Chain Organizational Requirements (“SCOR”), industry peers and relevant trade associations to define and improve best practices and leverage over the supply chain.

Forward-Looking Statement Disclaimer
This report includes forward-looking statements, including but not limited those regarding K&S’s expected future supplier diligence and engagement efforts and development of related processes and K&S’s risk mitigation efforts. These statements and their underlying assumptions are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from current expectations, including but not limited to: regulatory changes and judicial developments relating to conflict minerals disclosure; changes in our supply chain, components and parts, or products; industry developments relating to supply chain diligence, disclosure and other practices; and other risks described in our most recent Annual Report on Form 10-K for the fiscal year ended October 1, 2022, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings. Forward-looking statements are based on estimates, projections and assumptions as of May 25, 2023, and K&S undertakes no obligation to update any such statements.